EXHIBIT 21.1

SUBSIDIARIES OF LANDMARK BANCORP, INC.

The only significant subsidiary of the Company is Landmark National Bank, a national banking association with its main office located in Manhattan, Kansas, and with branch offices located in Auburn, Dodge City (2), Garden City, Great Bend, Hoisington, LaCrosse, Manhattan, Osage City, Topeka and Wamego, Kansas.  The Company also owns all of the common securities of Landmark Capital Trust I, which was formed to issue trust preferred securities in a private placement.  Additionally, the Company formed Landmark Acquisition Corporation to facilitate the merger transaction with First Kansas Financial Corporation.